ROYCE FOCUS TRUST, INC.

1414 AVENUE OF THE AMERICAS NEW YORK, NY 10019 (212) 355-7311 - (800) 221-4268 FAX. (212) 832-8921

                                                 February 28, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Royce Focus Trust, Inc.
Inadvertently filed Post-Effective Amendment
Accession Number: 825202-05-000001

Ladies and Gentlemen:

On behalf of Royce Focus Trust, Inc. (the "Fund") and pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), we hereby request the consent of the Securities and Exchange Commission (the "Commission") to the withdrawal of an inadvertently filed post-effective amendment to the Fund's registration statement.

The Fund's registration statement on Form N-2 relating to a proposed rights offering was transmitted to and accepted by the Commission today inadvertently using the wrong EDGAR form type (i.e., "485APOS" rather than "N-2"). The accession number for the filing is 825202-05-000001.

The Fund intends to refile its registration statement on Form N-2 with the Commission under the correct EDGAR form type later today.

Please call me with any questions at 212-508-4585.

                                        Sincerely yours,

                                        /s/ Dani Eng
                                        Compliance Officer